UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2

Under the Securities Exchange Act of 1934
(Amendment No. 26)*

Steelcase Inc.
(Name of Issuer)

Class A Common Stock
(Title of Class of Securities)

858155203
(CUSIP Number)

December 31, 2023
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
    Rule 13d-1(b)
    Rule 13d-1(c)
    Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 858155203	13G	Page 2 of 10

1	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of Above Persons (Entities Only) Fifth Third Bancorp. IRS Identification Number 31-0854434
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) (b)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Ohio
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		5	SOLE VOTING POWER
948,545
		6	SHARED VOTING POWER
1,020,481
		7	SOLE DISPOSITIVE POWER
705,756
		8	SHARED DISPOSITIVE POWER
12,256,123
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12,973,100
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
	12.69%	(1)
12	TYPE OF REPORTING PERSON (See Instructions) HC
(1)Percentage of class calculation is based upon 93,867,310 shares of the Issuer’s Class A Common Stock outstanding as of December 15, 2023, as reported in the Issuer’s Report on Form 10-Q for the quarterly period ended November 24, 2023, plus 8,325,465 shares of the Issuer’s Class B Common Stock that are convertible into Class A Common Stock at the option of the holder and are beneficially owned by the reporting person.

CUSIP NO. 858155203	13G	Page 3 of 10

1	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of Above Persons (Entities Only) Fifth Third Financial Corporation. IRS Identification Number 31-1755886
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) (b)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Ohio
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		5	SOLE VOTING POWER
948,545
		6	SHARED VOTING POWER
1,020,481
		7	SOLE DISPOSITIVE POWER
705,756
		8	SHARED DISPOSITIVE POWER
12,256,123
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12,973,100
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
	12.69%	(1)
12	TYPE OF REPORTING PERSON (See Instructions) HC
(1)Percentage of class calculation is based upon 93,867,310 shares of the Issuer’s Class A Common Stock outstanding as of December 15, 2023, as reported in the Issuer’s Report on Form 10-Q for the quarterly period ended November 24, 2023, plus 8,325,465 shares of the Issuer’s Class B Common Stock that are convertible into Class A Common Stock at the option of the holder and are beneficially owned by the reporting person.

CUSIP NO. 858155203	13G	Page 4 of 10

1	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of Above Persons (Entities Only) Fifth Third Bank, National Association. IRS Identification Number 31-0676865
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) (b)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Ohio
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		5	SOLE VOTING POWER
948,545
		6	SHARED VOTING POWER
1,020,481
		7	SOLE DISPOSITIVE POWER
705,756
		8	SHARED DISPOSITIVE POWER
12,256,123
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12,973,100
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
	12.69%	(1)
12	TYPE OF REPORTING PERSON (See Instructions) BK
(1)Percentage of class calculation is based upon 93,867,310 shares of the Issuer’s Class A Common Stock outstanding as of December 15, 2023, as reported in the Issuer’s Report on Form 10-Q for the quarterly period ended November 24, 2023, plus 8,325,465 shares of the Issuer’s Class B Common Stock that are convertible into Class A Common Stock at the option of the holder and are beneficially owned by the reporting person.

CUSIP NO. 858155203	13G	Page 5 of 10
Explanatory Note

The number of shares reported as beneficially owned herein includes 8,325,465 shares of Class B Common Stock of the Issuer which are immediately convertible into an equal number of shares of Class A Common Stock at the option of the holder. If shares of Class B Common Stock are transferred to any person other than a "Permitted Transferee" (as defined in the Issuer's Second Restated Articles of Incorporation), such shares are automatically converted on a share-for-share basis into shares of Class A Common Stock. Shares of Class B Common Stock of the Issuer have the same attributes as shares of Class A Common Stock of the Issuer except that each share of Class B Common Stock entitles the holder thereof to ten votes on all matters upon which Shareholders have a right to vote and each share of Class A Common Stock entitles the holder thereof to one vote on such matters.

CUSIP NO. 858155203	13G	Page 6 of 10
    Item 1.
        (a)    Name of Issuer:
            Steelcase Inc.

        (b)    Address of Issuer's Principal Executive Offices:
            901 44th Street SE
            Grand Rapids, Michigan 49508

    Item 2.
        (a)    Name of Person Filing:
            Fifth Third Bancorp, an Ohio corporation
            Fifth Third Financial Corporation, an Ohio corporation
            Fifth Third Bank, National Association

        (b)    Address of Principal Business Office, or if None, Residence:
    Fifth Third Center
38 Fountain Square Plaza
Cincinnati, Ohio 45263

        (c)    Citizenship:
            Fifth Third Bancorp: Ohio
            Fifth Third Financial Corporation: Ohio
            Fifth Third Bank, National Association: Ohio

        (d)    Title of Class of Securities:
Class A Common Stock

        (e)    CUSIP Number:
            858155203

CUSIP NO. 858155203	13G	Page 7 of 10
    Item 3.         If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)        Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);
(b)        Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)        Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)        Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)        An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)        An employee benefit plan or endowment fund in accordance with
        Rule 13d-1(b)(1)(ii)(F);
(g)        A parent holding company or control person in accordance with
        Rule 13d-1(b)(1)(ii)(G);
(h)        A savings association as defined in Section 3(b) of the Federal Deposit Insurance
        Act (12 U.S.C. 1813);
(i)        A church plan that is excluded from the definition of an investment company under
        Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3); or
(j)        Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

    Item 4.         Ownership.

a.	Amount beneficially owned:		12,973,100
b.	Percent of class		12.69%
c.	Number of shares as to which such person has:
	i.	Sole power to vote or to direct the vote:	948,545
	ii.	Shared power to vote or to direct the vote:	1,020,481
	iii.	Sole power to dispose or to direct the disposition of:	705,756
	iv.	Shared power to dispose or to direct the disposition of:	12,256,123

    Item 5.        Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:

    Item 6.        Ownership of More than Five Percent on Behalf of Another Person.
The securities covered by this Schedule are held in trust, agency or custodial capacities by Fifth Third Bank, National Association. These trust, agency or custodial accounts receive the dividends from, or the proceeds from the sale of, such securities.

CUSIP NO. 858155203	13G	Page 8 of 10
Item 7.    Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Fifth Third Bancorp has filed this schedule as the parent holding company of its wholly-owned subsidiary Fifth Third Financial Corporation. Fifth Third Financial Corporation has filed this schedule as the parent holding company of its wholly-owned subsidiary Fifth Third Bank, National Association.

Subsidiary	Item 3 Classification
Fifth Third Bank, National Association	Bank
Fifth Third Financial Corporation, an Ohio corporation	Parent Holding Company

    Item 8.        Identification and Classification of Members of the Group.
            Not applicable.

    Item 9.        Notice of Dissolution of Group.
            Not applicable.

    Item 10.    Certifications.
            Not applicable.

CUSIP NO. 858155203	13G	Page 9 of 10
SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	February 13, 2024	Fifth Third Bancorp, an Ohio corporation

		By:	/s/ Katerina Mills
		Name:	Katerina Mills
		Title:	Attorney-in-fact

Fifth Third Financial Corporation, an Ohio corporation

		By:	/s/ Katerina Mills
		Name:	Katerina Mills
		Title:	Attorney-in-fact

Fifth Third Bank, National Association

		By:	/s/ Katerina Mills
		Name:	Katerina Mills
		Title:	Attorney-in-fact

CUSIP NO. 858155203	13G	Page 10 of 10

Exhibit Index

Exhibit No.	Description

99.1	Power of Attorney relating to filings by Fifth Third Bancorp
99.2	Power of Attorney relating to filings by Fifth Third Financial Corporation
99.3	Power of Attorney relating to filings by Fifth Third Bank, National Association
99.4	Joint Filing Agreement